FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending September 9, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 9, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

9 September 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 250,000 of it's Ordinary shares of 25 pence each (" shares") on 8 September 2004 at a price of 1137.4034 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 42,443,000 of it's shares in Treasury and has 5,891,946,483 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


9 September 2004        The  Administrators  of the  SmithKline  Beecham
                        Employee  Benefit Trust ("the  Trust")  notified  the
                        Company on 9 September 2004 that 11,821 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline Annual Investment
                        Plan.

                        The Administrators of the Trust notified the Company on 9 September 2004 that 59 Ordinary shares had been transferred from the Trust to participants in the SmithKline Beecham Bonus Investment Plan.

The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

9 September 2004